EXHIBIT 99.1

Algonquin Power & Utilities Corp. Announces Closing of New England Natural Gas Distribution Assets Acquisition

OAKVILLE, ON, Dec. 20, 2013 /CNW/ - Algonquin Power & Utilities Corp. (“APUC”) (TSX AON) announced that effective today, Liberty Utilities, APUC’s regulated distribution utility, has closed on a series of transactions resulting in the acquisition of the Massachusetts natural gas distribution utility assets (“New England Gas Assets”) of Southern Union Company, a wholly owned indirect subsidiary of Energy Transfer Partners, L.P. The acquisition of New England Gas Assets was originally announced in February 2013 and regulatory approval was received from the Massachusetts Department of Public Utilities earlier this month.

The New England Assets provide natural gas service to approximately 53,000 customers in Massachusetts, bringing the total customer count to over 470,000 for Liberty Utilities.

“The acquisition of the New England natural gas utility provides the opportunity for Liberty Utilities to participate in the supportive Massachusetts regulatory environment,” said Ian Robertson, Chief Executive Officer, APUC. “This acquisition opens another market for the company to expand its regulatory footprint and execute on its organic growth strategy in 2014.”

About Algonquin Power & Utilities Corp.

Algonquin Power & Utilities Corp. owns and operates a diversified $3.2 billion portfolio of regulated and non-regulated utilities in North America. The company’s regulated utility business is committed to provide water, electricity and natural gas utility services to over 470,000 customers through a nationwide portfolio of regulated generation, transmission and distribution utility systems. The company’s non-regulated electric generation subsidiary owns or has interests in renewable energy and thermal energy facilities representing more than 1,100 MW of installed capacity. Algonquin Power & Utilities Corp. delivers continuing growth through an expanding pipeline of renewable power and clean energy projects, organic growth within its regulated utilities and the pursuit of accretive acquisition opportunities. Common shares and preferred shares are traded on the Toronto Stock Exchange under the symbols AQN and AQN.PR.A respectively. Visit Algonquin Power and Utilities at www.AlgonquinPowerandUtilities.com and follow us on Twitter @AQN_Utilities.

Caution Regarding Forward-Looking Information

Certain statements included in this news release contain information that is forward-looking within the meaning of certain securities laws, including information and statements regarding prospective results of operations, financial position or cash flows. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include those set out in the management’s discussion and analysis section of APUC’s most recent annual report and quarterly report, and APUC’s Annual Information Form. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements or information to reflect new information, subsequent or otherwise.

SOURCE: Algonquin Power & Utilities Corp.

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For further information:

Algonquin Power & Utilities Corp.

Kelly Castledine

Investor Relations

(905) 465-4500

CO: Algonquin Power & Utilities Corp.

CNW 14:53e 20-DEC-13